FAIRWAY PRIVATE EQUITY & VENTURE CAPITAL OPPORTUNITIES FUND

One South Wacker Drive, Suite 1050

Chicago, Illinois 60606

Offer to Repurchase Up to 71,175.598

Shares of Beneficial Interest

Dated August 1, 2024

The Offer and Withdrawal Rights Will Expire at

11:59 p.m., Eastern Time, on September 27, 2024,

Unless the Offer is Extended

To the Shareholders of Fairway Private Equity & Venture Capital Opportunities Fund:

Subject to the terms and conditions set forth in this offer to repurchase (“Offer to Repurchase”) and the related Letter of Transmittal (which together with the Offer to Repurchase constitutes the “Offer”), Fairway Private Equity & Venture Capital Opportunities Fund, a closed-end, non-diversified management investment company organized as a Delaware statutory trust (the “Fund”), is offering to repurchase up to 71,175.598 of its outstanding shares of beneficial interest (“Shares”) pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value per Class I Share as of September 30, 2024 or a later date determined by the Fund if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 11:59 p.m., Eastern Time, on September 27, 2024 (the “Expiration Date”), but the Fund may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Prospectus dated July 28, 2024, and as amended and/or supplemented from time to time (“Prospectus”).

Shareholders should realize that the value of the Shares tendered in this Offer will likely change between the most recent time the net asset value for the Shares was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Fund for purposes of calculating the purchase price of such Shares) and such change could be material. The Fund determines the net asset value of its Shares as of the close of business on the last business day of each calendar quarter, based on the information it receives from the managers of the investment funds in which it invests. The most recently calculated net asset value of the Shares can be found by contacting the Fund’s administrator, Ultimus Fund Solutions, LLC (the “Administrator”), at (833) 741-7382, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:00 p.m. (Eastern Time). Shareholders should keep in mind that if they tender Shares in a tender offer with a Valuation Date that is within the 12-month period following the initial issue date of the Shares being tendered, such Shares will be subject to an “early repurchase fee” (described further below) of 2% of the aggregate net asset value of the Shares repurchased.

Any sale of Shares to the Fund pursuant to this repurchase offer is a taxable event. Consult your financial advisor or tax adviser for more information.

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Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund’s Administrator in the manner provided for in the Letter of Transmittal and set forth in Section 4 below.

IMPORTANT

The Fund makes no recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares and, if so, the portion of their Shareholders to tender.

Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the letter of transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Administrator:

Fairway Private Equity & Venture Capital Opportunities Fund

c/o Ultimus Fund Solutions, LLC

P.O. Box 541150

Omaha, NE 68154-9150

Tel: (877) 792-0924

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TABLE OF CONTENTS

Summary Term Sheet		1
1.	Background and Purpose of the Offer	2
2.	Offer to Repurchase and Price	3
3.	Amount of Tender	3
4.	Procedure for Tenders	4
5.	Withdrawal Rights	4
6.	Purchases and Payment	5
7.	Certain Conditions of the Offer	5
8.	Certain Information About the Fund	6
9.	Certain U.S. Federal Income Tax Consequences	7
10.	Miscellaneous	10
Financial Statements		11

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SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should carefully read this entire Offer to Repurchase and the related Letter of Transmittal.

•	As disclosed in the Prospectus, the Fund may from time to time offer to repurchase a portion of its outstanding Shares pursuant to written tenders by Shareholders. Accordingly, the Fund is offering to repurchase up to 71,175.598 Shares, comprised entirely of Class I Shares, at a price per Share equal to the net asset value per Share of Class I Shares (i.e., the value of the total assets of Class I Shares minus its total liabilities, divided by the total number of outstanding Class I Shares) effective as of September 30, 2024 or such later date as may be determined by the Fund if the Offer is extended (the “Valuation Date”). The Fund anticipates that the Shares subject to the Offer will represent approximately 5% of the outstanding Shares as of September 30, 2024. The Offer, which begins on August 1, 2024, will remain open until 11:59 p.m., Eastern Time, on September 27, 2024 (the “Expiration Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

•	All Shares issued on or after October 1, 2023 that are tendered and purchased in this Offer will be subject to a 2% “early repurchase fee.” See Section 6.

•	Shareholders may tender all or a portion of their Shares.

•	If you tender Shares and the Fund purchases those Shares, the Fund will effect payment for those Shares by issuing cash or a non-interest-bearing, non-transferable debt obligation, which may or may not be certificated, entitling you to payment in satisfaction of the repurchase of Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date, which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you on or before the later of 60 days after the Valuation Date.

•	If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $25,000 as of the Valuation Date. If a Shareholder tenders an amount that would cause the Shareholder’s investment balance to fall below the required minimum, the Fund reserves the right to repurchase all of the Shareholder’s Shares in the Fund. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

•	If the Fund accepts the tender of any of your Shares, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from contemporaneous investments in the Fund); and/or the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund.

•	Additional repurchases will be made at such times and on such terms as may be determined by the board of trustees of the Fund (the “Board”). Fairway Capital Management, LLC, the Fund’s investment adviser (the “Adviser”), expects that it will recommend to the Board
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that the Fund offer to repurchase a portion of its outstanding Shares four times each year, effective March 31, June 30, September 30 and December 31, but the Fund is not required to make any such offer.

•	Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. You have the right to change your mind and withdraw your tendered Shares any time until the Expiration Date or, if such tendered Shares have not been accepted by the Fund, until September 27, 2024. If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Repurchase, and return it as instructed in the Letter of Transmittal to the Fund by regular mail (Fairway Private Equity & Venture Capital Opportunities Fund, c/o Ultimus Fund Solutions, LLC, P.O. Box 541150, Omaha, NE 68154-9150), overnight/certified mail (Fairway Private Equity & Venture Capital Opportunities Fund, c/o Ultimus Fund Solutions, LLC, 4221 N 203rd St, Suite 100, Elkhorn, NE 68022) or fax ((402) 963-9094). Your properly completed and mailed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Fund strongly recommends that you do, confirm receipt of your Letter of Transmittal with the Administrator by calling (833) 741-7382, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:00 p.m. (Eastern Time). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

•	The value of your Shares will likely change between the most recent time the net asset value for Class I was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating your purchase price). If you would like to obtain the estimated net asset value of your Shares, which the Administrator calculates quarterly based on the information the Fund receives from the managers of the investment funds in which the Fund invests, you may contact the Administrator by calling (833) 741-7382, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:00 p.m. (Eastern Time).

•	Please note that just as you have the right to withdraw your tender of Shares, the Fund has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.

1.                  Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Shareholders. Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Fund, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Shareholders to provide liquidity for Shares as contemplated in the Prospectus. The Board intends to consider the continued desirability of the Fund making an offer to purchase Shares four times each year, but the Fund is not required to make any such offer.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include

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the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing investors from time to time, although there can be no assurances that such new or additional purchases will occur.

Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratio of Shares owned by Shareholders remaining in the Fund (assuming no further issuances of Shares).

2.                  Offer to Repurchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to 71,175.598 of those outstanding Shares that are properly tendered by, and not withdrawn (in accordance with Section 5 below) before, the Expiration Date.

The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Share tendered will be Class I’s net asset value per Share on the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on March 31, 2024, there were approximately 1,423,511.957 Class I Shares issued and outstanding, with an estimated net asset value per Class I Share of $11.12. Shareholders may obtain monthly estimated net asset value information until the Expiration Date of the Offer by contacting the Administrator at (833) 741-7382, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:00 p.m. (Eastern Time). Of course, the value of the Shares tendered by Shareholders likely will change between the most recent time net asset value of the Shares was calculated and communicated to you and the Valuation Date.

3.                  Amount of Tender. Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares. If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $25,000 as of the Valuation Date. If you tender an amount that would cause your investment balance to fall below the required minimum, the Fund reserves the right to repurchase all of your Shares in the Fund. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

If fewer than 71,175.598 Shares are properly tendered pursuant to the Offer and not withdrawn, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than 71,175.598 Shares are duly tendered to the Fund before the expiration of the Offer and not withdrawn, pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rules 13e-4(f)(1) and 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the number of Shares that the Fund is offering to purchase to a number it believes sufficient to accommodate the excess Shares tendered, as well as any Shares tendered during the extended Offer; or (c) accept

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Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares. The unaccepted portion of any tender of Shares made by a Shareholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Fund, but any Shareholder that wishes to have the Fund repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

4.                  Procedure for Tenders. Shareholders wishing to tender Shares pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such Shareholder’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the specified agent by 11:59 p.m., Eastern Time, on the Expiration Date.

With respect to Shareholders that are required to submit their Letter of Transmittal to the Administrator, submissions may be made by regular mail (Fairway Private Equity & Venture Capital Opportunities Fund, c/o Ultimus Fund Solutions, LLC, P.O. Box 541150, Omaha, NE 68154-9150), overnight/certified mail (Fairway Private Equity & Venture Capital Opportunities Fund, c/o Ultimus Fund Solutions, LLC, 4221 N 203rd St, Suite 100, Elkhorn, NE 68022) or fax ((402) 963-9094). The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by fax. A Shareholder choosing to fax a Letter of Transmittal must also mail the original completed and executed Letter of Transmittal promptly thereafter.

Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the agent specified in the instructions therein. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and its determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Board, the Adviser, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.                  Withdrawal Rights. Any Shareholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before the Expiration Date or, if such tendered Shares have not been accepted by the Fund, until September 27, 2024. A form to use to give notice of withdrawal is enclosed with the Offer to Repurchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.

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However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

6.                  Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered as, if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

If you tender Shares and the Fund purchases those Shares, the Fund will effect payment for those Shares by issuing cash or a non-interest-bearing, non-transferable debt obligation, which may or may not be certificated, entitling you to payment in satisfaction of the repurchase of Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date, which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you on or before the later of 60 days after the Valuation Date.

Each Shareholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Shareholder of the Fund until the Valuation Date (and thereafter if not all of its Shares are repurchased) and may exercise his, her or its voting rights with respect to the repurchased Shares (or portion thereof) until the Valuation Date.

As described in the Prospectus, the amount to which any Shareholder that sells Shares to the Fund in a repurchase offer that has a tender valuation date within the 12-month period following the original issue date of the Shares is entitled to be paid for the tendered Shares will be reduced by 2% of the aggregate net asset value of the Shares repurchased by the Fund; this reduction is referred to herein as an “early repurchase fee.” Payment of the early repurchase fee will be made by reducing the repurchase proceeds. The early repurchase fee will be retained by the Fund for the benefit of remaining Shareholders.

Other than the early repurchase fee, the Fund does not presently intend to impose any charges (other than direct costs and expenses, such as wiring fees) on the repurchase of Shares.

A Shareholder who tenders some but not all of such Shareholder’s Shares for repurchase will be required to maintain a minimum account balance of $25,000 in the Fund. Such minimum account balance requirement may be waived by the Fund, in its sole discretion. If a Shareholder tenders an amount that would cause the Shareholder’s investment balance to fall below the required minimum, the Fund reserves the right to repurchase all of the Shareholder’s Shares in the Fund.

The Fund expects that the purchase price for Shares acquired pursuant to the Offer to Repurchase will be derived from: (1) cash on hand; and/or (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund. Payments for repurchased Shares may require the Fund to liquidate portfolio holdings in investment funds earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses and reduced tax efficiency, and may increase the Fund’s portfolio turnover. The Adviser intends to take measures to attempt to avoid or reduce such potential losses and turnover.

7.                  Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the Valuation Date

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may occur after September 30, 2024 and in that case, for purposes of determining the purchase price for tendered Shares, the net asset value of such Shares will be determined approximately sixty days after the actual Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

Please note that just as you have the opportunity to withdraw Shares that you have tendered under certain circumstances, the Fund has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. The Fund may suspend, postpone or terminate the Offer in certain circumstances upon the determination of a majority of the Board, including a majority of the Independent Trustees, that such suspension, postponement or termination is advisable for the Fund and its Shareholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments or to determine its net asset value, and other unusual circumstances.

8.                  Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at One South Wacker Drive, Suite 1050, Chicago, Illinois 60606 and the Fund’s telephone number is (872) 250-1260. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Prospectus.

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund’s intention to accept purchases for Shares from time to time or otherwise in the discretion of the Fund) or the disposition of Shares (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser or Trustees of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Trustees or to fill any existing vacancies on the Board of Trustees, or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Repurchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Fund’s Amended and Restated Agreement and Declaration of Trust, Amended and Restated By-Laws, Prospectus or other actions that may impede the acquisition of control of the Fund by any person.

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Based on the number of Shares outstanding as of March 31, 2024, the following persons (the named individuals being the Trustees) own the number of Shares indicated in the below table:

Class I Shares:

Person	Shares	Percentage of the Class’s Outstanding Shares
Fairway Capital Management, LLC	10,167.097	0.71%
Thomas A. Hale	0	0.00%
Michelle L. Cahoon	11,259.243	0.79%
James P. Breen	5,629.623	0.40%
Kevin T. Callahan	1,326,627.032(1)	93.19%
(1)	Includes shares owned as General Partner of Callahan Investments, LP and by Spouse’s interest in Callahan Investments, LP.

None of the persons listed above intends to tender any of his or her Shares in the Offer.

Other than the issuance of Shares by the Fund in the ordinary course of business, there have been no transactions in the Fund’s Shares effected during the past 60 days by the Fund, the Adviser, or any Trustee or officer of the Fund, or any person controlling the Fund or the Adviser.

9.                  Certain U.S. Federal Income Tax Consequences. The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date the Offer begins, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Fund has not obtained, nor does the Fund intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. For more detailed information regarding tax considerations applicable to a purchase of Shares by the Fund pursuant to the Offer, and ownership of Shares of the Fund in general, see the Fund’s Prospectus and Statement of Additional Information (“SAI”). Shareholders should also consult their own tax advisers regarding their particular situation and the potential tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer, including potential state, local and foreign taxation, as well as any applicable transfer taxes.

As used herein, the term “U.S. Shareholder” refers to a Shareholder who is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source of such income, and (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust.

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Sale or Exchange of Shares. A Shareholder (other than a tax-exempt Shareholder) whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Fund interests (as previously defined, “Shares”) (i.e., reduces its percentage ownership of the Fund to 0%) or meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Fund following the completion of the Offer, or (b) the tender otherwise results in a “meaningful reduction” of a Shareholder’s ownership percentage interest in the Fund, which determination depends on a Shareholder’s particular facts and circumstances. For these purposes, a Shareholder’s ownership of the Fund is determined after applying the ownership attribution rules under Section 318 of the Code. Such gain or loss will equal the difference between the price paid by the Fund for the Shares pursuant to the Offer and the Shareholder’s adjusted tax basis in the Shares sold. A Shareholder’s holding period in Shares repurchased pursuant to the Offer will terminate as of the Valuation Date. A tendering Shareholder’s gain or loss will generally be capital gain or loss if the Shares sold are held by the Shareholder at the time of sale as capital assets and will be treated as long-term if the Shares have been held for more than one year or as short-term if the Shares have been held for one year or less. To the extent that a portion of any such gain is treated as interest, that portion will be taxed to the Shareholder as ordinary income. It is expected that, if a Shareholder is treated as having sold Shares pursuant to the Offer and realizes a gain upon such sale, and if one or more payments are received after the close of the taxable year of the Shareholder in which the Valuation Date occurs, unless the Shareholder elects otherwise, the gain will be accounted for under the installment sale rules for U.S. federal income tax purposes and the Shareholder will generally recognize any such gain as and when proceeds are received, likely allocating tax basis according to the presumed percentage of the total payment received in each installment.

The Fund intends to take the position that Shareholders tendering Shares will qualify for sale or exchange treatment for U.S. federal income tax purposes.

The maximum U.S. federal income tax rate applicable to short-term capital gains recognized by a non-corporate Shareholder is currently the same as the applicable ordinary income rate, whereas long-term capital gains are taxed to such Shareholders at reduced rates. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of Fund Shares.

In the event that a tendering Shareholder’s ownership of the Fund were not reduced to the extent required under the tests described above, such Shareholder would be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the Shares held (or deemed held under Section 318 of the Code) by the Shareholder after the tender (a “Section 301 distribution”). Such distribution would equal the price paid by the Fund to such Shareholder for the Shares sold, and would be taxable as a dividend to the extent of the Fund’s current and accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the Shareholder’s tax basis in the Shares held after the Offer, and thereafter as capital gain. In the case of a tendering Shareholder that is a corporation treated as receiving a Section 301 distribution from the Fund in connection with the transaction, special basis

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adjustments may also apply with respect to any Shares of such Shareholder not repurchased in connection with the Offer.

To the extent based on the Fund’s investment income, such a dividend will generally be taxable as ordinary income, except to the extent of any “qualified dividend income” described below. Taxes on the portion of such dividend derived from the Fund’s capital gains will be determined by how long the Fund owned the investments that generated them, rather than how long the Shareholder has owned its Shares. In general, the Fund will recognize long-term capital gain or loss on investments it has owned for more than one year, and short-term capital gain or loss on investments it has owned for one year or less. Tax rules can alter the Fund’s holding period in investments and thereby affect the tax treatment of gain or loss on such investments. To the extent the dividend is based on net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards) and is properly reported by the Fund as a capital gain dividend, the distribution will be treated as long-term capital gains includible in a Shareholder’s net capital gain. To the extent the dividend is based on net short-term capital gain (as reduced by any net long-term capital loss for the taxable year), it will be taxable to the Shareholders as ordinary income.

To the extent any Section 301 distribution is reported by the Fund as derived from “qualified dividend income,” it will be taxed in the hands of individual Shareholders at the rates applicable to net capital gains, provided holding period and other requirements are met at both the Shareholder and Fund level. Similarly, if a portion of the Fund’s income for the taxable year in which a Section 301 distribution is paid consists of qualifying dividends paid by U.S. corporations and is properly reported by the Fund, such portion may qualify for the dividends received deduction when received by corporate Shareholders, provided holding period and other requirements are met at both the Shareholder and Fund level.

Provided that no tendering Shareholder is treated as receiving a Section 301 distribution as a result of the Offer, Shareholders whose percentage ownership of the Fund increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Shareholder is deemed to receive a Section 301 distribution as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including Shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount determined by the increase in their percentage ownership of the Fund as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. If the tender is treated as an “isolated redemption” within the meaning of the Treasury regulations, such dividend treatment will not apply.

Under the “wash sale” rules under the Code, provided the tender of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the Shareholder acquires other Shares of the Fund (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer and, in that event, the basis and holding period of the Shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on the sale of a Fund Share held by the Shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any

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distributions or deemed distributions of long-term capital gains received by the Shareholder with respect to such Share. A Shareholder’s ability to utilize capital losses may be limited under the Code.

Backup Withholding. The Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any individual Shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he or she is not subject to such withholding.

Shareholders should provide the Fund with a completed IRS Form W-9, W-8BEN, W-8BEN-E, as applicable, or other appropriate form in order to avoid backup withholding on the distributions they receive from the Fund regardless of how they are taxed with respect to their tendered Shares.

Backup withholding is not an additional tax. Any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability, provided the appropriate information is furnished to the IRS.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred.

Any sales of securities by the Fund to raise cash to meet repurchase requests could result in increased taxable distributions to Shareholders.

Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, such Shareholder must file with the IRS a disclosure statement on Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”) are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

10.              Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

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The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Administrator at (833) 741-7382 or from the SEC’s internet web site, http://www.sec.gov.

Financial Statements

The Fund commenced operations on December 29, 2021. The following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30e-1 under the 1940 Act and filed with the SEC pursuant to Rule 30b2-1 under the 1940 Act, are incorporated by reference in their entirety into this Offer:

Audited financial statements for the fiscal year ended March 31, 2024, previously filed via EDGAR on Form N-CSR on June 7, 2024;

Unaudited financial statements for the semi-annual fiscal period ended September 30, 2023, previously filed via EDGAR on Form N-CSR on December 11, 2023;

Audited financial statements for the fiscal year ended March 31, 2023, previously filed via EDGAR on Form N-CSR on June 9, 2023; and

Unaudited financial statements for the semi-annual fiscal period ended September 30, 2022, previously filed via EDGAR on Form N-CSR on December 9, 2022.

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